Exhibit 21

Subsidiaries of HQSM

Name of Subsidiary	Jurisdiction of Incorporation of Organization
HQ Sustainable Maritime Marketing Inc.	New York
Jade Profit Investment Limited	British Virgin Islands
Sealink Wealth Limited	British Virgin Islands
Phoenix Global Creation Limited	British Virgin Islands

Jiahua Marine Bio-Products Company Limited	People’s Republic of China
Hainan Quebec Ocean Fishing Co. Ltd.	People’s Republic of China
Highest Quality Aquaculture Feed
Products Company Limited	People’s Republic of China